August 6, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Olympus Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 9, 2020

CIK No. 0001816090

Ladies and Gentlemen:

On behalf of FTAC Olympus Acquisition Corp., an exempt company formed in the Cayman Islands (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 4, 2020 relating to the Draft Registration Statement on Form S-1 of the Company confidentially submitted with the Commission on July 9, 2020. We are concurrently publicly filing via EDGAR a Form S-1 (the “Form S-1”). The changes reflected in the Form S-1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Draft Registration Statement on Form S-1 Submitted July 9, 2020

Signatures, page II-4

1.	Please revise to have the draft registration statement indicate that it will be signed by the principal executive officer, the principal financial officer, the principal accounting officer or controller, the majority of the board of directors, and by the company’s authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

The Company acknowledges the Staff’s comment and has included in the Form S-1 a signature page signed by the Company’s principal executive officer, principal financial officer, principal accounting officer, all of the members of the board of directors and by the Company’s authorized representative in the United States.

* * * * *

If you have any questions regarding this letter, please contact Mark E. Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Ryan M. Gilbert
Ryan M. Gilbert President and Chief Executive Officer FTAC Olympus Acquisition Corp.

cc:	Mark E. Rosenstein, Esquire

Ledgewood, PC

David Link

U.S. Securities and Exchange Commission